Mail Stop 6010

December 14, 2006

David B. Kaysen
President and Chief Executive Officer
Uroplasty, Inc.
5420 Feltl Road
Minnetonka, Minnesota 55343

Re: Uroplasty, Inc.
Amendment No. 2 to Registration Statement on Form S-3
Filed December 5, 2006
File No. 333-128313

Dear Mr. Kaysen:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

1.   Please mark the changes in your document as required by Rule 472 and Regulation S-T Item 310.

Selling Shareholders, page 18

2.   We note your response to prior comment 1 from our letter dated March 9, 2006 and reissue that comment in part:

- Please provide the information required by Item 507 for the shareholders whose shares are reflected in the "All other holders" row of the Selling Shareholders table. Please note that the telephone interpretation to which your response letter dated December 5, 2006 refers relates to changes in the selling shareholders that occur after effectiveness of the registration. See Section V.B.1.b.i.(C) of Release 33-8591 (July 19, 2005).

- Please tell us how you have ensured the accuracy of your disclosure that Turn of the Tide LP is the only broker-dealer or broker-dealer affiliate in your list of selling shareholders.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Donald C. Hunt at (202) 551-3647 or me at (202) 551-3617 with any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Jeffrey C. Robbins, Esq. – Messerli & Kramer P.A.